SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2003.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from to

Commission File Number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308,THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY
WORKERS UNION OF AMERICA, AFL-CIO

TABLE OF CONTENTS

Pages
Financial Statements:

Plan Assets and Liabilities As of December 31, 2003 and 2002	3

Income, Expenses and Transfers for the Year Ended December 31, 2003	4

Specific Assets Held As of December 31, 2003	5

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO SMALL PLAN FINANCIAL INFORMATION

	December 31, 2002	December 31, 2003

Plan Assets and Liabilities:

Total Plan Assets	$6,586,473	$7,773,175

Total Plan Liabilities	--	--

Net Plan Assets	$6,586,473	$7,773,175

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO SMALL PLAN FINANCIAL INFORMATION

Year Ended December 31, 2003

Income, Expenses and Transfers:
Contributions:
Employer	$ 102,987
Participants	288,764

Other Income	1,072,993

Total income	1,464,744

Benefits paid	269,960
Other expenses	8,082

Total deductions	278,042

Net income	$1,186,702

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO SMALL PLAN FINANCIAL INFORMATION

December 31, 2003
Specific Assets:
Employer Securities	$3,046,925
Participant Loans	$ 229,982

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO (name of plan)

Date: June 23, 2004	/s/ Anne M. Grier Anne M. Grier Chairman, Dominion Resources, Inc. Administrative Benefits Committee